Contact

adam.salmen@gmail.com

www.linkedin.com/in/adam-salmen-131a675 (LinkedIn)

Top Skills

Entrepreneurship

Market Research

Business Strategy

Languages

English (Native or Bilingual)

Chinese (Limited Working)

German (Limited Working)

Spanish (Limited Working)

Certifications

Strategic Partnerships

Ken Blanchard on Servant Leadership

Machine Learning for Marketing: Essential Training

Ecommerce Fundamentals

Six Sigma Foundations

Publications

Market Orientation Case Series

Adam Salmen

Investor and Operator | Seeking to acquire a profitable, medium sized company

Fort Collins, Colorado, United States

Summary

A seasoned global business leader with experience in B2B Strategy, program management, product commercialisation, operational planning and sales execution.

Experience

Novastone Capital Advisors
Managing Director- Investor and Operator
July 2022 - Present (1 year 11 months)
Colorado, United States

A.S. Search Capital LLC
Chief Executive Officer
July 2022 - Present (1 year 11 months)
Colorado, United States

Victrex
Global Strategic Marketing
September 2016 - July 2022 (5 years 11 months)
Thornton-Cleveleys, England, United Kingdom

-Evaluating and actioning enterprise wide growth opportunities

-Leading the Strategic Marketing for several business units across the enterprise.

-Owning the rolling 5 year SBU strategy and process , facilitating our leadership team to prioritize markets and align internal resources for growth.

-Investigating new markets, new products, and business opportunities.

- Bringing market insights to product developers. And developing world leading solutions

-Using industrial marketing techniques and frameworks to communicate opportunities internally to inspire action.

-Consolidating the conversations we want to have in each segment

- Leading the Market & Competitive Intelligence function

Bottom line is that I get to work with some really fun and talented people in a fast moving, and industry leading company

Covestro
5 years 3 months

Global Product Manager, New Segments and Applications
September 2014 - September 2016 (2 years 1 month)
Leverkusen, North Rhine-Westphalia, Germany

Commercializing the latest and greatest technologies out of our innovation pipeline
- Specializing in the areas of Packaging and Printing in the- textile Industry, digital printing, AgChem , and solar industries,
- Running due dilligence on new opportunities, ranking and eveluating financial and marketing KPIs.
- Selecting opportunities to move forward in development.
- Business development in the market and feedback loops to product developers for new products

Global Marketing Excellence- Product Launch,
August 2012 - September 2014 (2 years 2 months)
Shanghai

-Worked globally to help relocate the Polycarbonates business unit HQ from Germany to China.
- Supported best marketing practices in the organisation, and lead internal consulting and strategic projects.
- Created global product launch processes now used globally, created training packages, and rolled out to regional marketing teams for organization wide implementation- leading to faster launch and quicker time to revenue.
-Nominated as subject matter expert in our Industrial marketing processes
-Facilitated global strategy workshops

Regional Marketing Manager- Strategic Marketing
July 2011 - August 2012 (1 year 2 months)

Vastly Different Solutions
Product Manager, Board Member
October 2010 - August 2016 (5 years 11 months)
San Francisco Bay Area

In a small team, we brought this company from idea and patent, to commercially available product being sold across the USA.

Asal Industries
Management Consultant
2007 - August 2012 (5 years)

-Contract consulting for companies looking to grow-

-Product and Marketing Strategy

-Project financial feasibility analysis

-Asia sourcing

-Published research on state-of-the-art marketing

Med Tech Transfer LLC
Student Management Consultant-
May 2010 - September 2010 (5 months)

Babson College- F.W. Olan Graduate School of Business
Internships with Babson's Masters in Global Entrepreneurship
August 2009 - September 2010 (1 year 2 months)

France-

China-

USA-

Working in teams of students from 17 different countries- Attending three of the top entrepreneurial schools in their prospective continents- and consulting local companies in the three phases of entrepreneurship: start-up, growth, and exit strategy.

Jackson National Life
Career Development Program
2009 - 2009 (less than a year)

Earned Series 6 license, and developed professional sales skills

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Education

Babson College - Franklin W. Olin Graduate School of Business
MSM Global Entrepreneurship, Entrepreneurship · (2009 - 2010)

University of California, Berkeley, Haas School of Business
Executive Coursework, Future Technology · (September 2021 - November 2021)

Zhejiang University

MSc, Scaling and Manufacturing · (2009 - 2010)

emlyon business school
MsC, Global Entrepreneurship · (2009 - 2009)

University of Denver - Daniels College of Business
BSBA, Finance/ Real Estate · (2003 - 2007)